Free Writing Prospectus No. U5648 filed pursuant to Rule 433 dated February 1, 2021 / Registration Statement No. 333-238458-02

Auto-Callable Contingent Income Securities Based on the Performance of the Common Stock of Uber Technologies, Inc.

Principal at Risk Securities

The Auto-Callable Contingent Income Securities are unsecured notes issued by Credit Suisse AG

You should read the accompanying preliminary pricing supplement dated February 1, 2021, Product Supplement No. I–A dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.

KEY TERMS
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:	Common stock of Uber Technologies, Inc.
Principal Amount:	$10 per security
Trade Date:	February 5, 2021
Settlement Date:	February 10, 2021
Maturity Date:	February 8, 2024
Redemption Amount:

If the securities have not previously been automatically redeemed, on the Maturity Date investors will receive a Redemption Amount determined as follows:

•      If the Final Level is greater than or equal to the Downside Threshold Level: the Principal Amount, and the Contingent Coupon with respect to the Valuation Date.

•      If the Final Level is less than the Downside Threshold Level: (i) the Principal Amount multiplied by (ii) the Underlying Return. In this case, the Redemption Amount will be less than $5.50 per $10 principal amount of securities. You could lose your entire investment.

Contingent Coupons:

Subject to Automatic Redemption, if, on any Observation Date the closing level of the Underlying is greater than or equal to the Coupon Barrier Level, we will pay a Contingent Coupon at an annual rate of 12.25% (corresponding to $0.30625 per period per security and to be determined on the Trade Date) on the immediately following Contingent Coupon Payment Date.

If on any Observation Date, the closing level of the Underlying is less than the Coupon Barrier Level, no Contingent Coupon will be paid with respect to that Observation Date.

Automatic Redemption:	If an Early Redemption Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to the Principal Amount and the Contingent Coupon payable on the immediately following Contingent Coupon Payment Date.
Early Redemption Event:	Occurs if, on any Observation Date scheduled to occur on or after May 5, 2021 (other than the Valuation Date), the closing level of the Underlying on such Observation Date is equal to or greater than the Early Redemption Level.
Early Redemption Level:	Expected to be 100% of the Initial Level
Coupon Barrier Level:	Expected to be 55% of the Initial Level
Downside Threshold Level:	Expected to be 55% of the Initial Level
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date
Underlying Return:	The Final Level of the Underlying divided by the Initial Level.
CUSIP / ISIN:	22551F517 / US22551F5171
Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/1053092/0000 95010321001427/dp145158_424b2-u5648.htm

Observation Dates	Contingent Coupon Payment Dates
May 5, 2021	May 10, 2021
August 5, 2021	August 10, 2021
November 5, 2021	November 10, 2021
February 7, 2022	February 10, 2022
May 5, 2022	May 10, 2022
August 5, 2022	August 10, 2022
November 7, 2022	November 10, 2022
February 6, 2023	February 9, 2023
May 5, 2023	May 10, 2023
August 7, 2023	August 10, 2023
November 6, 2023	November 9, 2023
February 5, 2024 (Valuation Date)	February 8, 2024 (Maturity Date)

Hypothetical Redemption Amount At Maturity*

The Securities Have Not Been Automatically Redeemed
Underlying Return	Redemption Amount	Total Return on Securities
50%	$10	0%
40%	$10	0%
30%	$10	0%
20%	$10	0%
10%	$10	0%
0%	$10	0%
-10%	$10	0%
-20%	$10	0%
-30%	$10	0%
-40%	$10	0%
-45%	$10	0%
-46%	$5.40	-46%
-50%	$5	-50%
-60%	$4	-60%

*Does not include the final coupon, if any

Credit Suisse currently estimates the value of each $10 principal amount of the securities on the Trade Date will be between $9 and $9.75 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in the accompanying pricing supplement.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the Underlying (including historical information relating to the Underlying), the terms of the securities and certain risks.

About Your Securities

The Auto-Callable Contingent Income Securities due February 8, 2024 based on the performance of the common stock of Uber Technologies, Inc., which we refer to as the securities, provide an opportunity for investors to earn a Contingent Coupon at an annual rate of 12.25% (corresponding to $0.30625 per period per security and to be determined on the Trade Date) but only if the closing level of the Underlying on the applicable Observation Date is greater than or equal to 55% of the Initial Level, which we refer to as the Coupon Barrier Level. It is possible that the closing level of the Underlying could be below the Coupon Barrier Level on most or all of the Observation Dates throughout the entire term of the securities so that you may receive few or no Contingent Coupons during the entire term of the securities. In addition, if the closing level of the Underlying is greater than or equal to the Initial Level on any Observation Date scheduled to occur on or after May 5, 2021 (other than the Valuation Date), the securities will be automatically redeemed for an amount per security equal to the Principal Amount plus the Contingent Coupon payable on the immediately following Contingent Coupon Payment Date.

If the securities have not been previously automatically redeemed and the Final Level is greater than or equal to 55% of the Initial Level, which we refer to as the Downside Threshold Level, the Redemption Amount will be the Principal Amount and, because the Final Level is greater than or equal to the Coupon Barrier Level, the Contingent Coupon with respect to the Valuation Date. However, if the Final Level is less than the Downside Threshold Level, investors will be fully exposed to the decline in the Underlying over the term of the securities and will receive a Redemption Amount that is significantly less than the Principal Amount, in proportion to the decline in the Underlying from the Initial Level to the Final Level. In this scenario, the value of any such payment will be less than 55% of the Principal Amount of the securities and could be zero. Investors in the securities must be willing to accept the risk of losing their entire principal and also the risk of not receiving any Contingent Coupons. In addition, investors will not participate in any appreciation of the Underlying.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced.  We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance.  In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates.  Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated February 1, 2021, Product Supplement No. I–A dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

•	Product Supplement No. I–A dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011953/dp130590_424b2-ps1a.htm

•	Prospectus Supplement and Prospectus dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

RISK FACTORS

This section describes the material risks relating to the securities. For a complete list of risk factors, please see the accompanying pricing supplement, any accompanying product supplement, prospectus and prospectus supplement. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the securities and the appropriateness of the securities in light of their particular circumstances.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Relating to the Securities Generally

•	The securities do not guarantee the return of any principal

•	Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms

•	The securities will not pay more than the Principal Amount plus Contingent Coupons, if any

•	The securities do not provide regular fixed interest payments

•	Contingent Coupons, if any, are paid on a periodic basis and are based solely on the closing level of the Underlying on the specified Observation Dates

•	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss

•	The securities are subject to a potential Automatic Redemption, which exposes you to reinvestment risk

•	The securities are subject to a potential Automatic Redemption, which would limit your opportunity to be paid Contingent Coupons over the full term of the securities

•	The U.S. federal tax consequences of an investment in the securities are unclear

Risks Relating to the Underlying

•	No affiliation with the Reference Share Issuer

•	The Underlying has a limited trading history

•	No ownership rights in the Underlying

•	Anti-dilution protection is limited

Risks Relating to the Issuer

•	The securities are subject to the credit risk of Credit Suisse

•	Credit Suisse is subject to Swiss regulation

Risks Relating to Conflicts of Interest

•	Hedging and trading activity

•	Potential conflicts

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	Unpredictable economic and market factors will affect the value of the securities

•	The estimated value of the securities on the Trade Date may be less than the Price to Public

•	Effect of interest rate in structuring the securities

•	Secondary market prices

•	Lack of liquidity

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “United States Federal Tax Considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.